Smedvig
Smedvig asa
Finnestadveien 28, Stavanger. Mailing address: P.O. Box 110, N-4001 Stavanger, Norway.
Switchboard 51 50 99 00. Telefax 51 50 96 88/51 50 97 97
E-mail: smedvig@smedvig.no
Registration No. 953114828

1-14532

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 205-49

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

For the month of April 2002
Smedvig asa
Finnestadveien 28, 4001 Stavanger, Norway

{Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .....✓........Form 40-F...................

{Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes................... No.......✓...........

{If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-...................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Smedvig asa

May 2, 2002 By ....

Alf C. Thorkildsen
Chief Financial Officer

Smedvig

NEWS RELEASE

Contact:
Mr. Alf C. Thorkildsen, Chief Financial Officer
Mr. Jim Dåtland, Investor Relations
(tel. 47 51 50 99 19)
Smedvig asa

For immediate release

First quarter results

Stavanger, Norway (April 22, 2002) -- Smedvig today reported consolidated operating profit of NOK 161 million for the first quarter as compared to NOK 226 million in the previous quarter. The decrease is primarily attributable to lower utilization of the mobile units.

Net financial expenses for the first quarter was NOK 9 million as compared to NOK 68 million in the previous quarter.

Net income for the first quarter was NOK 129 million as compared to NOK 144 million in the previous quarter.

Earnings per share were NOK 1.57 for the first quarter. Cash flow for the quarter amounted to NOK 225 million. Cash flow per share after minority interests was NOK 2.73.

Operating profit from the **Mobile Units Division** amounted to NOK 23 million as compared to NOK 111 million in the previous quarter. The weak result reflects lower average dayrates and reduced utilization for the mobile units, including the halt in operations for West Navion, which resumed full operations in March 2002. The overall utilization rate for the mobile unit fleet in the first quarter was 72 percent as compared to 80 percent in the previous quarter.

Operating profit from the **Tender Rig Division** amounted to NOK 124 million as compared to NOK 106 million in the previous quarter. The result was the best ever achieved by this division. The operations of the tender units proceeded very well, and the utilization was 100 percent, up from 96 percent in the previous quarter.

Operating profit from the **Platform Drilling Division** amounted to NOK 16 million as compared to NOK 14 million in the previous quarter. The increase was mainly attributable to improved margins. The operations in the platform drilling division proceeded satisfactorily during the quarter.

***Smedvig asa** is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig's main activities are divided into mobile units, tender rigs and platform drilling. Smedvig has a fleet of four modern drilling rigs, one drillship and nine tender rigs. It addition, the company holds contracts for production drilling, well services and maintenance on fixed installations.*

This press release includes **forward-looking statements** under the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual performance could differ materially from that anticipated in the forward-looking comments, as a result of risks, uncertainties and other factors, as set forth in the annual report on Form 20-F dated June 14, 2001. A copy of the Form 20-F is available upon request from the Company or on our web-site www.smedvig.no.

Smedvig asa
P.O. Box 110, 4001 Stavanger
Phone: +47 51 50 99 00
Fax: +47 51 50 96 88
Web site: www.smedvig.no
E-mail: smedvig@smedvig.no

A telephone conference regarding Smedvig's first quarter result will be arranged Tuesday April 23, at 10:00 a.m. New York time, 4:00 p.m. Norwegian time. Call-in numbers are from Norway and Europe: + 1 612 332 0923, from the USA: 800 230 1951. Replays are available from 01:30 p.m. (NY) April 23, until 11:59 p.m. (NY) April 29, at + 1 320 365 3844 (Int.), 800 475 6701 (US), access code 635140.

Smedvig

Income statement

Unaudited accounts in NOK mill	4Q01	1Q02	1Q01	2001
Revenues				
Revenues	1 002	879	910	3 816
Total revenues	1 002	879	910	3 816
Operating expenses				
Personnel expenses	(368)	(345)	(329)	(1 362)
Operating expenses	(292)	(251)	(225)	(994)
Depreciation	(116)	(122)	(124)	(464)
Total operating expenses	(776)	(718)	(678)	(2 820)
Operating profit	**226**	**161**	**232**	**996**
Interest income	17	14	17	62
Interest expense	(81)	(46)	(99)	(471)
Other financial items	(4)	23	(135)	(136)
Net financial items	(68)	(9)	(217)	(545)
Income before other items	**158**	**152**	**15**	**451**
Other items				
Gains on sale of assets	0	0	0	721
Income before income taxes	**158**	**152**	**15**	**1 172**
Income taxes	(14)	(23)	37	(104)
Net income	**144**	**129**	**52**	**1 068**
Earnings per share	1,76	1,57	0,65	12,97

Mobile Units Division

NOK million	4Q01	**1Q02**	1Q01
Revenues	523	**385**	560
Operating expenses	(329)	**(276)**	(292)
Depreciation	(83)	**(86)**	(99)
Operating profit	111	**23**	169
Cash flow	205	**120**	286

Excluding gains on sale of asset

Tender Rigs Division

NOK million	4Q01	**1Q02**	1Q01
Revenues	272	**300**	189
Operating expenses	(138)	**(145)**	(98)
Depreciation	(28)	**(31)**	(21)
Operating profit	106	**124**	70
Cash flow	141	**163**	96

Excluding gains on sale of assets

Platform Drilling Division

NOK million	4Q01	**1Q02**	1Q01
Revenues	207	**194**	161
Operating expenses	(188)	**(173)**	(149)
Depreciation	(5)	**(5)**	(4)
Operating profit	14	**16**	8
Cash flow	19	**21**	12

Excluding gains on sale of assets

Smedvig

Balance sheet

Unaudited accounts in NOK million	31.03.02	31.12.01	31.03.01
Long-term assets			
Intangible fixed assets	117	125	241
Mobile units and tender rigs	7 771	8 019	7 707
Other tangible assets	410	415	398
Financial fixed assets	163	173	254
Total long-term assets	8 461	8 732	8 600
Current assets			
Spare parts	117	123	104
Receivables	1 067	1 032	1 048
Short-term investments	133	134	178
Cash and cash equivalents	798	930	1 036
Total current assets	2 115	2 219	2 366
Total assets	**10 576**	**10 951**	**10 966**
Shareholders' equity			
Paid-in capital	2 556	2 556	2 563
Retained earnings	2 583	2 512	1 642
Total shareholders' equity	5 139	5 068	4 205
Liabilities			
Provisions	136	128	87
Long-term interest bearing debt	4 285	4 564	5 302
Current liabilities	1 016	1 191	1 372
Total liabilities	5 437	5 883	6 761
Total shareholders' equity and liabilities	**10 576**	**10 951**	**10 966**

Smedvig

Smedvig asa
Mailing address: P.O.Box 110, N-4001 Stavanger, Norway.
Telephone 47 51 50 99 00 Telefax 47 51 50 96 88
Registration no. 929350685

TELEFAX

To:	New York Stock Exchange Inc.	**From:**	Anette Karvel Kyllingstad (Company Secretary)
Att.:	Client Services	**Ref.:**	SO-0100-2002-FO-00009
Telefax no.:	001 212 6565071	**No. of pages:**	7 (incl. this page)
Cc:	Citibank/ M. Gormley (001 212 825 7694)	**Date:**	April 24, 2002

Smedvig asa - Annual General Meeting

Please find enclosed the minutes from todays's Annual General Meeting in Smedvig asa.

Smedvig asa
P.O. Box 110, 4001 Stavanger, Norway
Phone: + 47 51 509900
Fax: + 47 51 509688
Web site: www.smedvig.no
E-mail: smedvig @smedvig.no

General Meeting of Smedvig asa
held in Stavanger on April 24, 2002

The Annual General Meeting of Smedvig asa was held on April 24, 2002 at 6 p.m at the Clarion Hotel Stavanger, Ny Olavkleiv 8, 4008 Stavanger.

The General Meeting was opened by the Chairman of the Board, Peter T. Smedvig, who according to the Articles of Association shall preside the General Meeting. He made the following record of the attending shareholders:

Shareholders representing 29,793,939 A-shares (54.16 %) were present, of which 28,615,148 shares were represented by power of attorney.

Shareholders representing 11,816,537 B-shares (42.25 %) were present, of which 11,507,941 shares were represented by power of attorney.

In all, shareholders representing 41,610,473 A- and B-shares (50.14 %) were present. The record of the attending shareholders under the Public Limited Companies Act § 5-13 is attached to the Minutes, cf annex 1.

The agenda comprised:

1. Election of person to co-sign the Minutes

Ulf Noer was unanimously elected to co-sign the Minutes together with the Chairman, who according to the Company's Articles of Association is the Chairman of the Board.

2. Approval of the notice and the agenda of the Annual General Meeting

The notice and the agenda were unanimously approved, and accordingly the Annual General Meeting was declared to constitute a quorum and competent to proceed to business.

3. Approval of the annual accounts and the annual report of Smedvig asa for 2001,hereunder distribution of this year's net profit and distribution of this year's dividend

The shareholders unanimously approved the profit and loss account and balance sheet. 6,771 A-shares abstained from voting.

The annual accounts for the parent company show a profit of NOK 1,857,851 that was resolved distributed as follows:

To dividend (NOK 1.50 per share)	NOK 123,436,131
From other equity	NOK 121,578,280

The shareholders unanimously approved The Director's report. 6,771 A-shares abstained from voting.

4. Approval of the profit and loss account and the balance sheet of the Smedvig asa Group for 2001

The shareholders unanimously approved the profit and loss account and balance sheet of the Smedvig asa Group for 2001. 6,771 A-shares abstained from voting.

5. Approval of remuneration to Board members

The Shareholders unanimously resolved to pay NOK 200,000 in remuneration for year 2001 to each of the Directors of the Board, totaling NOK 800,000. The Chairman waived remuneration for 2001.

6. Approval of the auditor's fee

The Shareholders unanimously approved to pay NOK 400,000 in auditor's fee for year 2001.

7. Election of Board members

The decision was adopted with 29,791,149 against 2,787 votes, a majority of 99.99 % of the votes cast, to re-elect Raymond A. De Smedt, Andrew C. Salvesen and J. Larry Nichols as a Director of the Board.

The Board of Directors consists of the following:

Chairman of the Board: Peter T. Smedvig
Member of the Board: Siri Beate Hatlen
Member of the Board: Raymond A. De Smedt
Member of the Board: Andrew C. Salvesen
Member of the Board: J. Larry Nichols

The Chairman Peter T. Smedvig and Board members Siri B. Hatlen were re-elected and elected at the Annual General Meeting in year 2001.

8. Authorization to the Board of Directors to increase the Company's share capital

In order to strengthen the Company's equity and give the Board of Director's financial maneuverability in connection with possible mergers and acquisitions, the Board requests the General Meeting to authorize the Board to increase the Company's share capital with up to NOK 300,000,000.

In accordance with the Board's proposal the General Meeting resolved the following:

i) Pursuant to the Public Limited Companies Act § 10-14, the Board of Directors is authorized to increase the company's share capital with up to NOK 300,000,000 by issuance of up to 30,000,000 new shares each of par value NOK 10.00 by one or more increases in the share capital.

ii) The authorization is valid until April 24, 2004.

iii) The shareholders' preferential rights to the new shares under the Public Limited Companies Act § 10-4 may be set aside.

iv) The authorization shall include increase of share capital against non-cash contributions or by way of a merger pursuant to the Public Limited Companies Act § 13-5.

v) The authorization comprises issuance of both class A and class B shares.

vi) The authorization may also be used in an acquisition or bidding situation, ref. the Norwegian Stock Exchange Act § 5-15 and the Norwegian Securities Trading Act § 4-17.

vii) The Board is authorized to resolve the subscription price and other subscription terms.

viii) This authorization replaces the authorization to increase the share capital given on April 26, 2001.

The decision was adopted with 25,897,722 against 3,897,722 votes, a majority of 86.92 % of the votes cast, and with 29,481,830 against 12,128,643 shares of the represented share capital, a majority of 70.85 % of the represented share capital. The proposal was thus endorsed by more than two thirds of both the votes cast and the represented share capital and was adopted by the General Meeting.

9. Authorization to the Board of Directors - incentive plan for employees

The Board of Directors intends to continue with incentive programs for management and key employees within the Smedvig Group based on warrants to purchase shares in the company. The Board will later decide who shall be granted such warrants, the distribution of the warrants and the terms. The company's obligations under the warrant agreements can be fulfilled by transfer of its own shares or by issuance of new shares.

In accordance with the Board's proposal the General Meeting unanimously resolved the following:

i) Pursuant to the Public Limited Companies Act § 10-14, the Board of Directors is authorized to increase the company's share capital with up to NOK 10,000,000 by issuance of up to 1,000,000 new shares each of par value NOK 10.00 by one or more increases of the share capital at a subscription price stipulated by the Board of Directors.

ii) The authorization is valid until April 24, 2004.

iii) The employees of the company and/or companies within the same group of companies may subscribe for the shares. The existing shareholders' preferential rights to the new shares pursuant to the Public Limited Companies Act § 10-4 may be set aside.

iv) The authorization comprises issuance of class B shares only.

v) The authorization shall not include an increase of share capital against non-cash contributions or by way of merger pursuant to the Public Limited Companies Act § 13-5.

vi) The authorization may also be used in situations comprised by the Stock Exchange Act § 5-15 and the Norwegian Securities Act § 4-17.

10. Authorization to the Board of Directors to purchase own shares

The Board of Directors of Smedvig asa requests the Annual General Meeting to authorize the Board to repurchase of own shares. The Board is of the opinion that repurchase of shares could be of vital interest to the Company with, among other things, the intention of securing the financial flexibility and to obtain effective control of the company's capital structure, as well as to fulfil the company's obligations under the employee option programs.

In accordance with the Board's proposal the General Meeting unanimously resolved the following:

i) Pursuant to the Public Limited Companies Act § 9-4, the Board of Directors of Smedvig asa is authorized to purchase own shares at an aggregate par value of up to NOK 82,980,000, by repurchase of up to 8,298,000 own shares at par value NOK 10.00, equaling close to 10% of the existing share capital, by one or more purchases. The Board decides whether it will purchase class A shares and/or class B shares. The authorization also comprises acquisition of charge created by agreement on own shares.

ii) The maximum amount to be paid per class A share is NOK 150 and the minimum amount to be paid is NOK 25. The maximum amount to be paid per class B share is NOK 150 and the minimum amount to be paid is NOK 25.

iii) Purchase and disposal of own shares shall be carried out in a way that the Board of Directors finds adequate, yet not by subscribing for new own shares. The authorization may also be used in an acquisition or bidding situation, ref. the Stock Exchange Act § 5-15 and the Norwegian Securities Act § 4-17.

iv)

iv) The authorization is valid until October 24, 2003.

v) If own shares are disposed of, the authorization also comprises purchase of new shares as a replacement for the shares disposed of, provided that the total nominal value of own shares purchased does not exceed 10% of the existing share capital.

vi) This authorization replaces the authorization to purchase own shares given on April 26, 2001.

There were no further matters for discussion, the meeting adjourned and the Minutes were signed by the Chairman and Ulf Noer.

Annual General Meeting, Smedvig asa, Stavanger April 24, 2..

Name	% of votes	% of capital repr.	Votes represented			Power of Attorney		Navn	Egne	Egne
	Class A	Class A+B	Class A	Class B	A+B	Class A	Class B		A	B
Odin Norge v/Truls Haugen	0,0000 %	5,0514 %	0	2 101 900	2 101 900		2 101 900			
Odin Norden v/ Truls Haugen	0,0000 %	5,1066 %	0	2 124 900	2 124 900		2 124 900			
Odin Offshore v/ Truls Haugen	0,0000 %	0,2754 %	0	114 600	114 600		114 600			
KLP Insurance v/Truls Haugen (Odin for	2,8613 %	3,9437 %	852 500	788 500	1 641 000	852 500	788 500			
Vital Forsikring v/Truls Haugen (Odin fo	2,1836 %	2,7133 %	650 580	478 429	1 129 009	650 580	478 429			
Ulf Noer	0,0134 %	0,0168 %	4 000	3 000	7 000					
Noer Eiendom v/ Ulf Noer	0,0671 %	0,0481 %	20 000	0	20 000					
Axel Østbø	0,0671 %	0,0481 %	20 000	0	20 000					
Martin Larsen	0,1094 %	0,1183 %	32 580	16 644	49 224					
Kjell E. Jacobsen	0,0269 %	0,0192 %	8 000	0	8 000					
Christian Bollerup	0,0013 %	0,0010 %	400	0	400					
Ole Gladhaug/Ellamar Management AS	0,0136 %	0,0494 %	4 040	16 510	20 550					
Peter T Smedvig	94,6563 %	82,6087 %	28 201 836	6 172 054	34 373 890	27 112 068	5 899 612	Sum	1 089 768	272 442
						104 000	26 000	Hjørdis Smedvig		
						826 528	206 632	Nora Smedvig sn.		
						18 856 098	2 501 374	Peder Smedvig Capital I AS		
						832 460	208 114	AS Veni		
						2 312 600	2 624 100	Folketrygdfondet		
						18 000	7 250	Jon Olav Østhus		
						25 200	6 300	Odd Martinsen /Josma AS		
						120 000	30 000	Bjørg Kvadsheim		
						300		Harald Karlsen		
						8 000	82 000	Ståle Rød		
						700		Associated Electrik & Gas Ins. Services Ltd.		
						100		Sobrateo Development Co.		
						1 392 872		Fidelity Funds - European Growth		
						1 308 358	198 178	Gjensidige NOR Spareforsikring/ Forsikring		
						8 400		Bank of NY, Brussel Br.s/a Alaska Permanent Fund Corp		
						4 900		Bank of NY, Brussel Br.s/a American Expr.Co.Ret.		
						4 050		Bank of NY, Brussel Br.s/a Principal Invs Fd-Intl Sm Cap		
						2 787		Bank of NY, Brussel Br.s/a Walden/BBT Intl Soc Indx Fund		
						0	2 000	Johan N. Stray Tønnesen		
						12 000	1 500	Chris Levett		
						1 200	0	Jim Dåtland		
						0	400	Dag Tollefsen		
							2 500	Livar Voll		
						817 300		JPMorgan Chase Bank, Bournmouth,S/A Mtdl/Fidelity European Fund		
						331 500	0	JPMorgan Chase Bank, Bournmouth,S/A Fidelity European Values Plc.		
						3 000	0	JPMorgan Chase Bank, Bournmouth,S/A GM Putnam Glob.Tactical asset		
						2 400	0	JPMorgan Chase Bank, Bournmouth,S/A Fiduciary Trust Co. Int.G-Aag		
						13 740	0	JPMorgan Chase Bank, Bournmouth,S/A Post Office Pens plan A/C Herm		
						4 986		JPMorgan Chase Bank, Bournmouth,S/A Schroders Hermes Euro Track Ln		
						6 072		JPMorgan Chase Bank, Bournmouth,S/A BGI Main A/C (Comm.B Funds)		
						699		JPMorgan Chase Bank, Bournmouth,S/A BGI Overseas Equities		
						21 274		JPMorgan Chase Bank, Bournmouth,S/A BT Pension Scheme Hermes Adm		
						1 200	0	JPMorgan Chase Bank, Bournmouth,S/A GM-State Street Hourly Eafe		
						400	0	JPMorgan Chase Bank, Bournmouth,S/A HTFD Acc & Ind Co- Int. G-AAG		
						400		JPMorgan Chase Bank, Bournmouth,S/A General Motors State Street		
						24 500		JPMorgan Chase Bank, Bournmouth,S/A Principal Var Contracts fund		
						5 000		JPMorgan Chase Bank, Bournmouth,S/A BBC Pension Trust Re Ssga		
						22 750		JPMorgan Chase Bank, Bournmouth,S/A Principal Var Contracts Fund		
						156		JPMorgan Chase Bank, Bournmouth,S/A Trp Int.Index Fund		
						400	0	JPMorganChase Bank, Bournmouth,S/A Stanford Univ.Re: Granth		
						4 718	0	JPMorganChase Bank, Bournmouth,S/A Ast T Rowe Price asset All		
						6 969	0	JPMorganChase Bank, Bournmouth,S/A Enhanced Int. Index Series		
						3 691	0	JPMorganChase Bank, Bournmouth,S/A Master Intl. Cap. Weighted index		
Sum, no. of shares represented at the A	100 %	100 %	29 793 936	11 816 537	41 610 473	28 615 148	11 507 941		1 089 768	272 442
No of Smedvig asa shares in total			55 014 004	27 970 000	82 984 004					
% represented at the AGM			54,16 %	42,25 %	50,14 %					

Page 13 of 14

Smedvig asa
Mailing address: P.O.Box 110, N-4001 Stavanger, Norway.
Telephone 47 51 50 99 00 Telefax 47 51 50 96 88
Registration no. 929350685

TELEFAX

To:	New York Stock Exchange Inc.	**From:**	Anette Karvel Kyllingstad
Att.:	Client Services	**Ref.:**	SO-0100-2002-FO-00008
Telefax no.:	001 212 6565071	**No. of pages:**	1 (incl. this page)
Cc:		**Date:**	April 24, 2002

Smedvig asa - Sale of own shares

On April 23, 2002, Smedvig asa has sold 2,250 class B shares at a strike price of NOK 35.25 per share. The sale is made in connection with the company's employee stock option plan. The Company's holding of treasury stocks after the transaction is 691,000 class B shares.

Smedvig asa
P.O. Box 110, 4001 Stavanger, Norway
Phone: + 47 51 509900
Fax: + 47 51 509688
Web site: www.smedvig.no
E-mail: smedvig @smedvig.no